SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

ANNOUNCEMENT TO THE MARKET

On March 09, 2007, Telecom Italia S.p.A. (“TI”), a corporation organized and existing in accordance with Italian laws, which indirectly controls TIM Participações S.A., issued a Press Release on its strategic plan and targets for the period 2007-2009, as approved by TI Board of Directors on March 8, 2007.

The targets and expectations contained in the Press Release about TIM Participações S.A. and its subsidiaries, converted to Brazilian Reais and expressed in Brazilian GAAP, were the following:

  Total net revenue growth higher than 10% in 2007 in comparison to 2006, as well as 10% annual average growth for the period 2006-2009. Such expected growth considers the elimination of Bill & Keep system starting on January 1, 2005;

  EBITDA margin higher than 23% in 2007 and 28% in 2009;

  Operational cash flow reaching the break-even in 2007 and exceeding 17% of 2009 revenues; and

  Aggregate investments for the period 2007-2009 of approximately R$5.7 billion.

The aforementioned Press Release of TI is available at its internet homepage (www.telecomitalia.it).

Rio de Janeiro (RJ), March 09, 2007.

TIM PARTICIPAÇÕES S.A.
 Stefano De Angelis
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 16, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.